Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED UNDER SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Our Class A common stock is registered under Section 12 of the Securities Exchange Act of 1934, as amended.

Description of Capital Stock

Our authorized capital stock consists of 180,000,000 shares of Class A common stock, par value $0.0001 per share, 1,000 shares of Class B common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share. The following description of our Class A common stock is a summary and is qualified in its entirety by reference to our certificate of incorporation and bylaws, and by applicable law. Unless our board of directors determines otherwise, we will issue all shares of our Class A common stock in uncertificated form.

Class A common stock

        Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.

        Holders of shares of our Class A common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

        Upon our dissolution or liquidation or the sale of all or substantially all of our assets, and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class A common stock will be entitled to receive pro rata our remaining assets available for distribution.

        Holders of shares of our Class A common stock do not have preemptive, subscription, redemption or conversion rights.

Options and Other Equity Awards

        Our certificate of incorporation authorizes us to issue shares of Class A common stock and options, rights, warrants and appreciation rights relating to Class A common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise.

Antitakeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

        Our certificate of incorporation and bylaws also contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Undesignated Preferred Stock

        The authorization of undesignated preferred stock in our certificate of incorporation will make it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Classified Board of Directors

        Our certificate of incorporation provides that our board of directors will be divided into three classes, with each class serving three-year staggered terms. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

        Our certificate of incorporation provides that special meetings of the stockholders may be called only by a resolution adopted by the affirmative vote of the majority of the directors then in office. Our bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. In addition, any stockholder who wishes to bring business before an annual meeting or nominate directors must comply with the requirements set forth in our bylaws. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of our company.

No Stockholder Action by Written Consent

        Pursuant to Section 228 of the Delaware General Corporation Law, or the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our company's certificate of incorporation provides otherwise. Our certificate of incorporation provides that any action required or permitted to be taken by our stockholders may be effected at a duly called annual or special meeting of our stockholders and may not be effected by consent in writing by such stockholders.

No Cumulative Voting

        The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our certificate of incorporation does not provide for cumulative voting.

Business Combinations with Interested Stockholders

        We have elected in our certificate of incorporation not to be subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation's voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, we are not subject to any anti-takeover effects of Section 203. However, our certificate of incorporation contains provisions that have the same effect as Section 203, except that they provide that RIHI and any person to whom RIHI sells its common stock will not be subject to the restrictions set forth in these provisions.

Transfer Agent and Registrar

        The transfer agent and registrar for our Class A common stock is Broadridge Financial Solutions, Inc.

Exchange Listing

        Our Class A common stock is listed on the NYSE under the symbol "RMAX".